Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2011	Year Ended December 31, 2010
Net income from continuing operations	$303,803	$368,702
Add- Taxes based on income	166,069	199,085

Net income before income taxes	469,872	567,787
Add- fixed charges:
Interest on short-term and long-term debt (a)	168,601	232,157
Estimated interest cost within rental expense	2,646	3,689
Amortization of net debt premium, discount, and expenses	4,808	6,744

Total fixed charges	176,055	242,590

Earnings available for fixed charges	645,927	810,377

Ratio of earnings to fixed charges	3.67	3.34

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,565	4,716
Adjustment to pretax basis	1,402	2,546

	3,967	7,262

Combined fixed charges and preferred stock dividend requirements	$180,022	$249,852

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.59	3.24

(a)	Includes interest expense related to uncertain tax positions